United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2013

Commission File Number: 001-35681

AMIRA NATURE FOODS LTD

(Translation of registrant’s name into English)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes  ☐            No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes  ☐            No  ☒

Other Events

On November 10, 2013, Amira Nature Foods Ltd. (“Amira”) executed an addendum to that certain Service Agreement (the “Service Agreement”), dated June 14, 2012, between Amira and Karan A. Chanana, Amira’s Chairman and Chief Executive Officer. The addendum to the Service Agreement was to provide that, subject to approval by the Compensation Committee of the Board and subject to the terms and conditions of the applicable Amira securities and incentive plan, the Board, at its sole discretion, may review and grant options to Mr. Chanana from time to time at an exercise price determined by the Compensation Committee. The full text of the Addendum to the Service Agreement is attached as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

Exhibits
10.1	Addendum to Service Agreement, dated November 10, 2013, between Amira Nature Foods Ltd. and Karan A. Chanana

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name:	Karan A. Chanana
Title:	Chief Executive Officer

Date: November 13, 2013